SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 5, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc and
The Royal Bank of Scotland plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                No                      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE ROYAL BANK OF SCOTLAND GROUP plc and
THE ROYAL BANK OF SCOTLAND plc

TABLE OF CONTENTS

Item

Announcement of Non-U.S. Tender Offer	1

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA (SEE “OFFER AND DISTRIBUTION RESTRICTIONS” BELOW)

5 SEPTEMBER 2012

THE ROYAL BANK OF SCOTLAND PLC LAUNCHES CASH TENDER OFFERS FOR CERTAIN EURO AND POUNDS STERLING SECURITIES

The Royal Bank of Scotland plc (the “Offeror”) has today invited Holders of the securities listed below (the “Securities”) who are outside the United States to tender their Securities for purchase by the Offeror for cash (the “Offers”) on the terms of, and subject to the Maximum Offer Amount and the other conditions contained in, a tender offer memorandum dated 5 September 2012 (the “Tender Offer Memorandum”). Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum.  Copies of the Tender Offer Memorandum are (subject to distribution restrictions) available from the Tender Agent as set out below.

Holders are advised to read carefully the Tender Offer Memorandum for full details of, and information on the procedures for participating in, the Offers.

Title of Security	ISIN	Principal Amount Outstanding	Reference Benchmark	Maximum Offer Spread	Minimum Purchase Price	Maximum Offer Amount
Floating Rate Notes due 2013 (the “Series 1 Securities”)	XS0627824120	€1,000,000,000	—	—	€1,007 per €1,000	Up to £2,000,000,000 (or the equivalent as described herein) in aggregate principal amount (subject to the right of the Offeror to amend such amount as provided in the Tender Offer Memorandum)
3.625 per cent. Notes due 2013 (the “Series 2 Securities”)	XS0497725563	€316,927,000	—	—	€1,020 per €1,000
4.875 per cent. Notes due 2015 (the “Series 3 Securities”)	XS0526338693	€1,250,000,000	Applicable Interpolated Mid-Swap Rate	+105 basis points
4.75 per cent. Notes due 2016 (the “Series 4 Securities”)	XS0627824633	€1,000,000,000	Applicable Interpolated Mid-Swap Rate	+115 basis points	—
4.875 per cent. Notes due 2017 (the “Series 5 Securities”)	XS0480133338	€1,991,000,000	Applicable Interpolated Mid-Swap Rate	+120 basis points	—
6.375 per cent. Notes due 2014 (the “Series 6 Securities”)	XS0423324887	£882,777,000	5.00 per cent. UK Treasury Gilt due 2014	+185 basis points	—
6.00 per cent. Notes due 2017 (the “Series 7 Securities”)	XS0497707744	£519,943,000	1.75 per cent. UK Treasury Gilt due 2017	+230 basis points	—
6.625 per cent Notes due 2018 (the “Series 8 Securities”)	XS0388021270	£800,000,000	5.00 per cent. UK Treasury Gilt due 2018	+275 basis points	—
7.50 per cent. Notes due 2024 (the “Series 9 Securities”)	XS0423325181	£924,613,000	5.00 per cent. UK Treasury Gilt due 2025	+300 basis points	—
6.875 per cent. Notes due 2025 (the “Series 10 Securities”)	XS0497709286	£739,033,000	5.00 per cent. UK Treasury Gilt due 2025	+265 basis points	—

Rationale for the Offers

Through tender offers for certain Euro, Sterling and U.S. dollar denominated senior unsecured securities, the Offeror intends to manage its wholesale funding level and future interest expense with reference to the overall reduction in its balance sheet, while maintaining a prudent approach to liquidity.

The Offeror has today also invited holders of certain U.S. dollar denominated debt securities to tender those securities for purchase (the “U.S. Tender”).  Only the Offers are being made pursuant to the Tender Offer Memorandum, which does not relate to the U.S. Tender.

Maximum Offer Amount

The maximum aggregate principal amount of Securities to be accepted in the Offers across all Series of Securities combined (converted in the case of Euro Securities into pounds sterling at the Euro FX Rate) is £2,000,000,000 (or such greater or lesser amount as the Offeror may determine in its sole discretion) (the “Maximum Offer Amount”).

The Offeror may set the aggregate principal amount of Securities of any Series that it will accept for purchase pursuant to the Offers (each such amount the “Series Acceptance Amount”) at any level (including zero) in its sole and absolute discretion.

Purchase Price

The Offeror will pay the applicable purchase price in respect of each Series of Securities which will be determined pursuant to a modified Dutch auction procedure, in the manner described in the Tender Offer Memorandum (the “Purchase Price”), in each case together with the applicable Accrued Interest.

Offer Period and Results

The Offers commenced today, 5 September 2012, and will end at 4:00 p.m. (London time) on 14 September 2012 (the “Expiration Deadline”), unless extended, re-opened, amended or terminated as provided in the Tender Offer Memorandum.

The relevant deadline set by any intermediary or each Clearing System will be earlier than this deadline.

The Offeror will announce on the Price Determination Date, which is expected to be 17 September 2012, whether it accepts for purchase Securities of each or any Series validly tendered in the Offers and the aggregate nominal amount (if any) of Securities of a Series accepted for purchase, and whether such Securities are to be accepted in full or on a pro rata basis (in which case the Offeror will also announce the applicable pro ration factors). Payment of the relevant Purchase Price and applicable Accrued Interest is expected to take place on 19 September 2012.

In order to be eligible to receive the relevant Purchase Price and Accrued Interest, holders of Securities must validly tender their Securities by the Expiration Deadline, by delivering, or arranging to have delivered on their behalf, a valid Competitive Tender Instruction or Non-competitive Tender Instruction (each as more fully described in the Tender Offer Memorandum) that is received by the Tender Agent by the Expiration Deadline. Tender Instructions must be submitted in respect of a minimum principal amount of Securities of no less than the relevant Minimum Denomination as set out in the Tender Offer Memorandum.

Tender Instructions will be irrevocable except in the limited circumstances described in the Tender Offer Memorandum.  A separate Tender Instruction must be completed by each beneficial owner and in respect of each series of Securities that are tendered.

Announcements in connection with the Offers will be made by the issue of a press release through RNS, the relevant Reuters Insider Screen, a Notifying News Service, by the delivery of notices to the Clearing Systems for communication to Direct Participants and by publication on the Offeror’s website. Copies of all announcements, notices and press releases can also be obtained from the Tender Agent, the contact details for which are set out below.

INDICATIVE TIMETABLE

The following table sets out the expected dates and times of the key events relating to the Offers. This is an indicative timetable and is subject to change.

Date and Time	Action
5 September 2012
Commencement of the Offers

Offers announced through RNS, the relevant Reuters Insider Screen, the Clearing Systems and by publication on a Notifying News Service and the Offeror’s website.

Tender Offer Memorandum available from the Tender Agent.

4:00 p.m. (London time) on 14 September 2012
Expiration Deadline

Deadline for receipt by the Tender Agent of all Tender Instructions in order for Holders to be able to participate in the Offers and to be eligible to receive the relevant Purchase Price and Accrued Interest Payment on the Settlement Date.

As soon as practicable, prior to the Price Determination Time
Announcement of Indicative Offer Results

Announcement by the Offeror of the indicative Purchase Prices for the Series 1 Securities and the Series 2 Securities, the relevant indicative Clearing Spreads for each other Series, and results of the Offers, including the indicative Series Acceptance Amounts and the pro ration factors, if any, subject to acceptance by the Offeror of validly tendered Securities.

At or around 1:00 p.m. (London time) on 17 September 2012 (the “Price Determination Time”)
Price Determination Time

The Offeror will determine the relevant Reference Yields, Purchase Yields, Series Acceptance Amounts (which may be zero in respect of any Series), pro ration factors (if any), Clearing Spreads and Purchase Prices.

As soon as practicable after the Price Determination Time
Announcement of Final Offer Results

Announcement by the Offeror of whether it will accept Offers in respect of a particular Series of Securities, and, if so: the Reference Yield; the Purchase Yield; the Purchase Price; Accrued Interest, if any; and confirming the pro-ration factors, if any; the Series Acceptance Amounts (which may be zero in respect of any Series); and the relevant Clearing Spreads (where applicable).

19 September 2012
Settlement Date

Expected Settlement Date for Securities validly tendered and accepted by the Offeror. Payment of the relevant Purchase Price and Accrued Interest Payment in respect of any such Securities.

Holders of Securities are advised to check with any bank, securities broker or other intermediary through which they hold Securities whether such intermediary would require to receive instructions to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers before the deadlines set out above.

FURTHER INFORMATION

Lucid Offeror Services Limited has been appointed by the Offeror as Tender Agent (the “Tender Agent”) for the purposes of the Offers.

The Royal Bank of Scotland plc has been appointed as Global Arranger and Lead Dealer Manager in connection with the Offers.  Morgan Stanley & Co. International plc and Société Générale (together with The Royal Bank of Scotland plc) have been appointed as Joint Dealer Managers, and ABN AMRO Bank N.V., Banca IMI S.p.A. and Banco Bilbao Vizcaya Argentaria, S.A. have been appointed as Co-Dealer Managers (together with the Joint Dealer Managers, the “Dealer Managers”) in connection with the Offers.

Requests for information in relation to the Offers should be directed to:

GLOBAL ARRANGER AND LEAD DEALER MANAGER

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR
United Kingdom
Tel: +44 20 7085 8056
Attention: Liability Management Group
Email: liabilitymanagement@rbs.com

JOINT DEALER MANAGERS

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom
Tel: +44 20 7677 5040
Attention: Liability Management
Email: liabilitymanagementeurope@morganstanley.com
Société Générale SG House 41 Tower Hill London EC3N 4SG United Kingdom Tel: +44 20 7676 7579 Attention: Liability Management Email: liability.management@sgcib.com

Requests for information in relation to the procedures for tendering Securities in, and for any documents or materials relating to, the Offers should be directed to:
TENDER AGENT
Lucid Issuer Services Limited Leroy House 436 Essex Road London N1 3QP United Kingdom Tel: +44 (0) 20 7704 0880 Fax: +44 20 7067 9098 Attention: David Shilson/Yves Theis Email: rbs@lucid-is.com

Any profits made by the Offeror on the Offers will be subject to UK tax in accordance with normal rules.

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which must be read carefully before any decision is made with respect to the Offers. If any holder of Securities is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offers. None of the Offeror, the Dealer Managers, the Tender Agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Securities should participate in the Offers.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Tender Offer Memorandum does not constitute an offer or an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Managers and the Tender Agent to inform themselves about and to observe any such restrictions.

United States

The Offers are not being made and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or of any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the internet. The Securities may not be tendered in any Offer by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States. Accordingly, copies of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to any persons located or resident in the United States. Any purported tender of Securities in an Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Securities made by a person located or resident in the United States, or any agent, fiduciary or other Intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.

Each Holder participating in an Offer will represent that it is not located or resident in the United States and is not participating in such Offer from the United States or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such Offer from the United States. For the purposes of this and the above paragraph, “United States” means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

United Kingdom

The communication of this announcement, the communication of this Tender Offer Memorandum and any other documents or materials relating to the Offers has not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may be communicated to (1) those persons who are existing members or creditors of the Offeror or other persons within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) to any other persons to whom these documents and/or materials may lawfully be communicated.

France

The Offers are not being made, directly or indirectly, to the public in France. Neither this announcement, the Tender Offer Memorandum nor any other documents or offering materials relating to the Offers, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier, are eligible to participate in the Offers. This Tender Offer Memorandum has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.

The Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “CONSOB Regulation”). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Holders or beneficial owners of the Securities located in Italy can tender the Securities for purchase in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Offers.

Switzerland

Neither this announcement, the Tender Offer Memorandum nor any other offering or marketing material relating to the Securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Accordingly, the investor protection rules otherwise applicable to investors in Switzerland do not apply to the Offers. When in doubt, investors based in Switzerland are recommended to contact their legal, financial or tax adviser with respect to the Offers.

General

The Offers do not constitute an offer to buy or the solicitation of an offer to sell Securities in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offers to be made by a licensed broker or dealer and any of the Dealer Managers or, where the context so requires, any of their respective affiliates is such a licensed broker or dealer in that jurisdiction, the Offers shall be deemed to be made on behalf of the Offeror by such Dealer Manager or affiliate (as the case may be) in such jurisdiction.

In addition to the representations referred to above in respect of the United States, each Holder participating in an Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in “Procedures for Participating in the Offers” in the Tender Offer Memorandum. Any tender of Securities for purchase pursuant to an Offer from a Holder that is unable to make these representations may be rejected. Each of the Offeror, the Dealer Managers and the Tender Agent reserves the right, in their absolute discretion, to investigate, in relation to any tender of Securities for purchase pursuant to an Offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such tender may be rejected.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Liam Coleman
	Name:	Liam Coleman
	Title:	Deputy Group Treasurer

THE ROYAL BANK OF SCOTLAND plc (Registrant)

/s/ Liam Coleman
By:	Name:	Liam Coleman
	Title:	Deputy Group Treasurer